BlackRock Core Bond Trust
File No. 811-10543
Item No. 77M (Mergers) -- Attachment

During the six month period ending February 28, 2015, BlackRock Core Bond Trust (the “Registrant” or “BHK”) acquired substantially all of the assets and assumed substantially all of the liabilities of BlackRock Income Opportunity Trust, Inc. (“BNA”) (File No. 811-06443) in a merger transaction (the “Reorganization”).

The Board of Trustees of the Registrant and BNA unanimously approved the Reorganization and the proposals to effectuate such Reorganization, including an Agreement and Plan of Reorganization and the issuance of additional common shares, as applicable.

The Board of Trustees and the shareholders of BNA approved an Agreement and Plan of Reorganization between BNA and the Registrant (the “Agreement”), the termination of BNA’s registration under the Investment Company Act of 1940 (the “1940 Act”) and the dissolution of BNA under Maryland law.

In connection with the Reorganization, the shareholders of the Registrant approved the Agreement and Plan of Reorganization and the issuance of additional common shares of the Registrant.

On June 18, 2014, in connection with the Reorganization, the Registrant filed a Preliminary Registration Statement on Form N-14 (File No. 333-196882) (the “N-14 Registration Statement”).

The N-14 Registration Statement contained the proxy materials soliciting the approval of the Reorganization by the shareholders of BNA and the shareholders of the Registrant.

Pre-effective Amendment No. 1 to the N-14 Registration Statement was filed on August 11, 2014 followed by a filing on Form 497 on August 13, 2014.

The N-14 Registration Statement as so amended was declared effective by the Commission on August 12, 2014.

The post-effective Amendment No. 1 to the N-14 Registration Statement was filed on November 10, 2014.

BNA’s existence in the State of Maryland terminated on November 10, 2014.

BNA filed an application for deregistration under the 1940 Act on Form N-8F on November 21, 2014.  On January 14, 2015, the Securities and Exchange Commission issued an order under Section 8(f) of the Investment Company Act of 1940 (the “Act”) declaring that BNA’s registration under the Act shall cease to be in effect.

In the Reorganization, the Registrant acquired substantially all of the assets and liabilities of BNA in a merger transaction, pursuant to the Agreement, in a tax-free transaction in exchange for an equal aggregate value of newly-issued common shares of the Registrant. Common shareholders of BNA received an amount of BHK common shares equal to the aggregate net asset value of their holdings of BNA common shares, as determined at the close of business on November 7, 2014. Fractional shares of the Registrant were not issued in the Reorganization and consequently cash were distributed for any such fractional amounts.

The Reorganization was accomplished by a tax-free exchange of shares of BHK  in the following amounts and at the following conversion ratios:

Target Fund	Shares Prior to Reorganization	Conversion Ratio	Shares of BHK
BNA	34,456,370	0.78050585	26,893,279

652059.02-BOSSR01A - MSW